SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto are the following communications:
•	Employee Q&A distributed on October 21, 2010 by King Pharmaceuticals, Inc. (“King”) to King employees;

•	Fact Sheet regarding the King Severance Pay Plan: Tier II distributed on October 21, 2010 by King to King employees; and

•	Communication regarding the King Deferred Compensation Plan distributed on October 21, 2010 by King to participants in the King Deferred Compensation Plan.

Employee Q&A
1.	What are the next steps of the merger?
The merger will occur in two steps: the first step will be a tender offer and the second will be the final closing of the merger. Each step is described below.
Step 1
The first step will be a tender offer, which Pfizer must begin within 10 business days of the October 11 signing of the merger agreement. In the tender offer, Pfizer will make a proposal to shareholders of King Pharmaceuticals to purchase their stock at $14.25 per share. The offer must remain open for at least 20 business days. If Pfizer can obtain more than 50% of King’s shares through the tender offer and certain other conditions are satisfied, the tender offer will conclude and Pfizer will take control of the tendered shares. The successful conclusion of the tender offer will constitute a “Change in Control” under the terms of King’s equity incentive and severance pay plans.
Step 2
If the tender offer is successfully concluded, the second step will begin. During this step, Pfizer and King will work to complete the merger. At the same time, Pfizer and King will wait for regulatory approvals from various agencies. Once approvals are received and other conditions are met, the merger will be completed (the “Closing”). Any shares of King not owned by Pfizer at the time of the merger will be cancelled in exchange for the tender offer price of $14.25 per share.
2.	Is there a set closing date for the merger?
No. We are targeting a late fourth-quarter 2010 or first-quarter 2011 Closing, assuming successful execution of the tender process and receipt of all required regulatory approvals. In the meantime, Pfizer and King will continue to operate as two separate organizations.
3.	What will happen to my stock options, restricted stock or performance share units?
Under the Merger Agreement and the applicable equity incentive plans, employees who have outstanding equity awards will vest in those awards and receive a cash payment based on a stock price of $14.25. The payment will be made no later than 15 business days after the Change in Control, which will occur at the end of Step One, as described above. All payments will be subject to mandatory withholding for federal, state and local taxes. The outstanding awards will all be canceled upon the Change in Control, subject to your right to receive the cash payments described in this section.

Stock Options
Employees who have a stock option with an exercise price of less than $14.25 will receive a payment equal to the difference between $14.25 and the exercise price of the option. For example, if you have an option to purchase 100 shares with an exercise price of $10.03, your payment would be calculated by taking the difference between $14.25 and $10.03, which is $4.22, and then multiplying by the total number of shares subject to the option (100 in this example), resulting in a total payment of $422.00 for this award. Employees who have a stock option with an exercise price of $14.25 or higher will not receive any payment with respect to that option, and the option will be canceled when the Change in Control occurs.
Restricted Stock and RSUs
Employees who have restricted stock or restricted stock units (“RSUs”) will receive a payment equal to $14.25 for each share of restricted stock or RSU. For example, if you have 100 restricted shares, your payment will equal 100 times $14.25, which is a payment of $1,425 for this award.
Performance Share Units
Employees who have performance share units will be treated similar to employees with restricted stock and RSUs, as described above. The only difference is that, to the extent a performance period remains open upon the Change in Control, the shares will vest based on target performance for that open performance period. If the Change in Control occurs after the end of the performance period, the shares will vest based on actual performance.
4.	Can I exercise my King stock options before the merger closes?
Prior to exercise, you should review CPP LE018, “Securities Trades by King Pharmaceuticals, Inc. Personnel” for more information and guidance about when stock options can be exercised or shares of King stock may be sold by King employees. Note that some employees in particularly sensitive positions may be subject to a trading blackout period at certain times before the close of the merger, and there may be an administrative blackout period imposed by Fidelity prior to the close of the Tender Offer.
5.	Will employees in the EMIA, MIA and TEIA plans receive bonuses (cash incentives) for 2010?
Yes. Bonuses will be paid at target on or before December 24, 2010. You will need to be actively employed with the Company on the date payment is made in order to receive the bonus. If you began working for King after January 1, 2010, you will be entitled to a pro-rated bonus based on the length of service with the company and in a plan-eligible position during 2010.
6.	If I am not covered by the EMIA, MIA and TEIA, what will happen with my bonus plan?

For the remainder of the open performance periods, the bonus plans will continue according to the terms defined in the plan and previously communicated to you.
7.	How many vacation days can I carry over for 2011?
All employees will be permitted to carry over up to 10 business days of unused vacation from 2010 to 2011.
8.	If eligible for severance, will I be paid for unused vacation time?
Yes, if you receive severance, you will be paid for any earned and unused vacation time.
9.	Should I still enroll in benefits for 2011?
Yes. Employees will make their benefit elections during open enrollment, which is scheduled for October 25 through November 5. We anticipate that open enrollment will proceed much like it has in the past.
10.	What will happen with the vesting of our 401(k) when the merger closes? Will the schedule be accelerated in any way? How much time will I have to rollover to a new plan?
At this time, it is too early to answer questions about the King Pharmaceuticals, Inc. 401(k) Retirement Plan (“401(k) Plan”). As soon as decisions are made regarding the future of the 401(k) Plan, we will communicate those decisions to all employees. Vesting, account rollovers and plan termination are all governed by specific provisions of the 401(k) Plan document and are discussed in the summary plan description for the 401(k) Plan.
11.	What will happen with the fitness reimbursement program from now until the end of the year?
As previously communicated, the submission deadline for fitness equipment reimbursement is November 30, 2010. Until the merger closes, the fitness reimbursement program will continue per the policy guidelines. After the merger closes, any changes to the fitness reimbursement program will be determined and communicated by Pfizer.
12.	What will happen with tuition reimbursement from now until the end of the year?
Until the close of the merger, tuition reimbursement will continue per the policy guidelines.

Employees who are approved and participate in King’s tuition reimbursement benefit program prior to the close of the merger will continue to be reimbursed. After the merger closes, any changes to the tuition reimbursement program will be determined and communicated by Pfizer.
13.	Does King’s existing Severance Plan still apply?
Yes. Pfizer has agreed to honor King’s existing severance plans for two years from Closing. Severance pay is issued in one lump sum as soon as administratively possible after you have signed (and not revoked) a release. A release is an agreement that asks you to comply with certain obligations and waive legal claims against the Company, if any, in exchange for receiving severance pay and benefits.
The Summary Plan Description for the Tier ll Severance Pay Plan (SPD), located under the Quick Links menu on the HR portal of King Connects, provides details about eligibility for receiving severance and what benefits are provided. If there is any discrepancy between these Q&As and the SPD and/or the plan document, the terms of the SPD and plan document will govern.
14.	What is included in the severance benefits?
In addition to severance pay, employees receive medical, dental, vision, and prescription coverage for the same period for which their severance is calculated. Severance benefits are provided at the company’s cost (though there may be a tax impact for higher level employees).
In addition, you will be eligible for outplacement services to assist with your job search.
15.	Is there a minimum service requirement to be eligible for the severance plan?
No. U.S. employees who are not covered by a Collective Bargaining Agreement are eligible for benefits under the severance plan, regardless of their length of service with the Company. However, your length of service may affect the amount of your severance benefits.
16.	Will I qualify for severance if I am on Short-Term Disability (STD) and my job is eliminated?
Yes. If you are out on STD and/or Family Medical Leave, you can still qualify for severance if your position is eliminated, in accordance with the terms of the Severance Pay Plan. Anyone who experiences a Qualifying Separation (as defined in the Severance Pay Plan) is eligible for benefits under the Severance Pay Plan.

17.	If I am given the opportunity to stay with the company at a lower title and salary and decline the offer, will I still receive my severance?
The King Pharmaceuticals Severance Pay Plan: Tier II provides benefits to eligible employees who terminate their employment for “Good Reason” (as defined in the Severance Pay Plan). Under the plan, “Good Reason” includes a material reduction in your rate of annual base salary without your consent. Consequently, if you refuse to accept a position with an annual base salary that is materially lower than your current annual base salary, you will be able to terminate your employment for Good Reason and receive severance.
Note that under the Severance Pay Plan: Tier II, a change in title does not constitute Good Reason.
Important Additional Information
The tender offer described in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parker Tennessee Corp. and Pfizer Inc. will file a tender offer statement on Schedule TO with the SEC. Investors and King’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by King with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Pfizer Inc. at www.pfizer.com or 235 East 42nd Street, New York, New York 10017. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of King free of charge at www.kingpharm.com or by contacting King at 501 Fifth Street, Bristol, Tennessee 37620.
Cautionary Note Regarding King Pharmaceuticals, Inc. Forward-Looking Statements
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many King shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of King’s control; transaction costs; as well as risks discussed from time to time in King’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its most recent Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parker Tennessee Corp. and Pfizer Inc. and the Solicitation/Recommendation Statement to be filed by King in connection with the tender offer. The information contained in these materials is as of October 21, 2010. King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise. Copies of King’s public disclosure filings are available from its investor relations department.

King Pharmaceuticals, Inc. Severance Pay Plan: Tier II
Fact Sheet
Background: King maintains the King Pharmaceuticals, Inc. Severance Pay Plan: Tier II (the “Plan”) for the benefit of U.S. non-union employees below the level of Executive Vice President.
Eligibility: You are eligible for benefits under the Plan if you are a U.S. employee who is not covered by a Collective Bargaining Agreement and you experience a Qualifying Separation. In order to receive benefits under the Plan, you must sign (and not revoke) a Waiver and Release of Claims (“Release”), which is an agreement that asks you to comply with certain obligations and waive any legal claims against the company in exchange for receiving Severance Pay and Benefits.
Qualifying Separation: A Qualifying Separation is a termination of employment that occurs either (1) by the company without Cause or (2) by the Employee for Good Reason.
•	Termination by the company without Cause. In general, you are eligible for benefits under the Plan if the company terminates your employment for any reason other than Cause. However, if you are terminated for “Cause,” you will not be eligible for Plan benefits. The term “Cause” is defined in the Plan and includes such things as your conviction of a felony or crime of moral turpitude, your gross negligence that could result in material harm to the company and/or your failing or refusing to perform reasonably assigned job-related duties.

•	Termination by the Employee for Good Reason. You are eligible for benefits under the Plan if you voluntarily terminate your employment with Good Reason. “Good Reason” is defined in the Plan and includes the company’s failure to pay material compensation when due, a material reduction in the rate of annual base salary without your consent, a material breach by the company of an employment agreement, or requiring you to relocate more than fifty miles from your current principal job location. You will not be eligible for benefits under the Plan if you quit or retire without Good Reason or you terminate employment for Disability (as defined in the Plan).
Benefits Provided: If you experience a Qualifying Separation (as described above), then the Plan makes you eligible for Severance Pay, Severance Benefits, and vesting of any outstanding Equity Awards.
•	Severance Pay: Severance Pay is paid in a lump sum, as soon as administratively possible after you have signed a Release and the seven day period in which you can revoke the Release has passed. The level of Severance Pay to which you are entitled is calculated differently depending on your level.
o	Senior Vice President / Vice President / Senior Director: an amount equal to:
▪	one year’s annual salary, plus

▪	your Target Bonus for year in which you terminate.
o	Director / Manager: an amount equal to:
▪	three-quarters of one year’s annual salary, plus

▪	your Target Bonus for the year in which you terminate.

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o	Supervisor: an amount equal to:
▪	two weeks of salary at the current rate of salary per full year of service (with a minimum of 26 weeks, maximum of 39 weeks), plus

▪	your Target Bonus for the year in which you terminate.
o	Full-Time Non-Management inclusive of Pharmaceutical Sales Reps: an amount equal to:
▪	two weeks of salary at the current rate of salary per full year of service (with a minimum of 13 weeks, maximum of 26 weeks), plus

▪	your Target Bonus for the year in which you terminate.
o	Part-Time Benefits Eligible Non-Management: an amount equal to:
▪	one week of salary at the current rate of salary per full year of service (with a minimum of 6 weeks, maximum of 13 weeks), plus

▪	your Target Bonus for the year in which you terminate (if any).
If you are covered by a bonus plan based on a performance period of less than a year (i.e., a trimester-based plan), such as the Sales Force Incentive Compensation Plan, your Severance Pay is computed by including the amount of the Target Bonus attributable to any performance periods not yet completed in the fiscal year in which the Qualifying Separation occurs. For example, if you are a sales representative who experiences a Qualifying Separation in the middle of the second trimester, then your Target Bonus for purposes of calculating Severance Pay would include the second and third trimesters only.

Severance Pay is increased by your earned and unused vacation for the year in which you are severed. You will be permitted to carry over up to ten business days of unused vacation from 2010 to 2011.

Severance Pay under the Plan is decreased by the value of any benefits that you are eligible to receive under any other severance pay plan or arrangement maintained by the company.

•	Severance Benefits consist of continued coverage in the company’s medical, dental, vision and prescription drug plans for the same period for which your severance is calculated, at the coverage levels in effect immediately before your Qualifying Separation. Severance Benefits are provided at the company’s cost, though certain higher level employees may be asked to pay taxes on the total premium for Severance Benefits in order to minimize tax consequences.

•	Equity Awards: The Merger Agreement associated with the planned acquisition of King by Pfizer, Inc., as announced on October 12, 2010, provides that outstanding equity awards (stock options, restricted stock, and performance share units) will vest, be canceled and be paid out in connection with the Merger. This will occur within 15 days of the closing of the Tender Offer associated with the Merger. Note that this equity treatment is unique to the Merger.

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In the absence of the special circumstances of the Merger, the Plan provides that upon a Qualifying Separation and the execution of an appropriate release and waiver, an employee’s unvested, unexercised equity awards will vest and become exercisable.
Outplacement Counseling: Although not a benefit under the Plan, if you receive severance benefits, you will also be provided with outplacement counseling to assist with your job search.
This Fact Sheet is only intended to provide you with basic information about the Plan. Please review the Summary Plan Description (SPD) for more details. You can also call the HR Helpline at (888) 423-5464, extension 88800 if you have any questions. If there is any discrepancy between this Fact Sheet and the SPD and/or the plan document, the terms of the SPD and plan document will govern.
Important Additional Information
The tender offer described in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parker Tennessee Corp. and Pfizer Inc. will file a tender offer statement on Schedule TO with the SEC. Investors and King’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by King with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Pfizer Inc. at www.pfizer.com or 235 East 42nd Street, New York, New York 10017. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of King free of charge at www.kingpharm.com or by contacting King at 501 Fifth Street, Bristol, Tennessee 37620.
Cautionary Note Regarding King Pharmaceuticals, Inc. Forward-Looking Statements
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many King shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of King’s control; transaction costs; as well as risks discussed from time to time in King’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its

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most recent Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parker Tennessee Corp. and Pfizer Inc. and the Solicitation/Recommendation Statement to be filed by King in connection with the tender offer. The information contained in these materials is as of October 21, 2010. King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise. Copies of King’s public disclosure filings are available from its investor relations department.

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Since you are a participant in The King Pharmaceuticals, Inc. Deferred Compensation Plan (the “Plan”), we wanted to inform you of the implications of Pfizer, Inc.’s proposed acquisition of the Company on your current account balance and (in the case of current employees) future deferrals into the Plan.
The Company and Pfizer signed a merger agreement on October 11, 2010. Pfizer has agreed to launch a tender offer within ten business days of signing the merger agreement. The tender offer must remain open for at least twenty business days. If Pfizer can obtain more than 50% of King’s shares through the tender offer and certain other conditions are satisfied, the tender offer will conclude and Pfizer will take control of the tendered shares. The successful conclusion of the tender offer will constitute a “Change in Control” for purposes of the Plan.
Once the Change in Control takes place:
•	your existing account balance will be paid out in a lump sum as soon as administratively possible, regardless of your current pay status, but no sooner than ten days following the Change in Control; and

•	the Plan will be amended so that active employee participants will no longer be able to defer compensation into the Plan. Therefore, after the Change in Control occurs, no further deferrals will be taken out of your salary or bonus.
At the appropriate time (described above), you will receive a check from Fidelity for your entire account balance less appropriate tax withholdings unless you have established electronic transfer capability between your plan account at Fidelity and another financial institution. Note that you may establish electronic transfer capability online at www.netbenefits.com. However, the process of establishing this capability will take 15 calendar days to complete. If you have completed this process prior to the account distribution date, your account balance will be transferred automatically from your plan account at Fidelity to your designated financial institution.
If you have any questions about the Plan or your account at Fidelity, please contact Fidelity Investments at 1-800-835-5095.

Important Additional Information
The tender offer described in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parker Tennessee Corp. and Pfizer Inc. will file a tender offer statement on Schedule TO with the SEC. Investors and King’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by King with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Pfizer Inc. at www.pfizer.com or 235 East 42nd Street, New York, New York 10017. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of King free of charge at www.kingpharm.com or by contacting King at 501 Fifth Street, Bristol, Tennessee 37620.
Cautionary Note Regarding King Pharmaceuticals, Inc. Forward-Looking Statements
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many King shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of King’s control; transaction costs; as well as risks discussed from time to time in King’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its most recent Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parker Tennessee Corp. and Pfizer Inc. and the Solicitation/Recommendation Statement to be filed by King in connection with the tender offer. The information contained in these materials is as of October 21, 2010. King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise. Copies of King’s public disclosure filings are available from its investor relations department.

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